Exhibit 99.2

VOTING PROXY

THE UNDERSIGNED

Name :

Address :

acting on behalf of (only to be completed if relevant)

Name :

Address :

(the "Principal").

DECLARES AS FOLLOWS

1.
The Principal hereby registers for the extraordinary general meeting of shareholders of InflaRx N.V. (the "Company") to be held on August 25, 2021 at 9:00 hours CEST at  the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands (the "EGM") and, for purposes of being represented at the EGM, grants a power of attorney to Mr. P.C.S. van der Bijl, civil law notary and partner of NautaDutilh N.V., or any substitute to be appointed by him (the "Proxyholder").

2.	The scope of this power of attorney extends to the performance of the following acts on behalf of the Principal at the EGM:
a.	to exercise the voting rights of the Principal in accordance with paragraph 3 below; and
b.	to exercise any other right of the Principal which the Principal would be allowed to exercise at the EGM.

3.
This power of attorney shall be used by the Proxyholder to exercise the Principal's voting rights in the manner directed as set forth below. If no choice is specified in respect of the sole voting item on the agenda, the Proxyholder shall vote "FOR" such agenda item.

Agenda item	FOR	AGAINST	ABSTAIN
Amendment to the Company's articles of association: increase of the authorized share capital
Amendment to the Company's articles of association: possibility to re-allocate existing authorized share capital

4.	This power of attorney is granted with full power of substitution.

5.	The relationship between the Principal and the Proxyholder under this power of attorney is governed exclusively by the laws of the Netherlands.

SIGN HERE

Please return this signed proxy via regular mail or e-mail to:

InflaRx N.V.
c/o Mr. Christian Schmid
Fraunhoferstr. 22
82152 Planegg/Martinsried
Germany
(Christian.Schmid@InflaRx.de)

If the Principal is a beneficial owner of shares in the Company's capital, please enclose
(i)	proof of beneficial ownership of the underlying shares, such as a recent account statement; and
(ii)	a signed proxy from the relevant holder of those underlying shares on the record date for the EGM, July 28, 2021.